SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Senior Managing Associate roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

Victor H. Boyajian
Robert W. Cockren
Co-Resident Managing Partners

October 26, 2010

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3010

Attn:	Tom Kluck, Branch Chief

Re:	One Liberty Properties, Inc. Registration Statement on Form S-3 Filed on September 20, 2010 File No. 333-169495

Dear Sir/Madam:

By letter dated October 8, 2010 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided a comment on the Registration Statement on Form S-3 (the “Registration Statement”) filed by our client, One Liberty Properties, Inc. (the “Company”).  This letter sets forth our understanding with respect to the comment contained in the SEC Letter.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided the response immediately below the comment.

General

1.
We note that on page 3 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:

During a telephone conversation on October 14, 2010, Ms. Sandra Hunter informed us that the Company's disclosure referenced in the Staff's comment was sufficient for purposes of incorporating by reference filings made prior to the effective date of the Registration Statement.

Securities and Exchange Commission October 26, 2010 Page 2

We furthermore understand that the Staff has no further comments on the Registration Statement and that the Company is free to request acceleration of effectiveness.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase
Roland S. Chase

cc:
Mr.  Mark H. Lundy, Esq., Senior Vice President and Secretary, One Liberty Properties, Inc.
Mr. Simeon Brinberg, Esq., Vice President, One Liberty Properties, Inc.
Mr. Asher Gaffney, Esq., One Liberty Properties, Inc.